EXHIBIT 12.1

UNIFIED GROCERS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands except for ratios)

		Fiscal Year
	2010	2009	2008	2007	2006
(1) Earnings:
Net earnings	$10,978	$14,755	$17,369	$14,406	$16,142
Income taxes	6,123	7,857	9,183	9,780	7,912
Patronage dividends	14,038	16,723	22,059	17,680	20,973

Subtotal: Net earnings before income taxes and patronage dividends	31,139	39,335	48,611	41,866	45,027
Amortization of capitalized interest	130	142	127	87	78
Fixed charges	13,055	13,181	18,065	17,263	16,384
Less: Capitalized interest	(397)	(351)	(242)	(1,596)	(156)

Earnings (a)	$43,927	$52,307	$66,561	$57,620	$61,333

(2) Fixed Charges:
Gross rental expense	$22,755	$23,792	$27,315	$22,280	$21,867
Less: Estimated rent component	21,608	22,645	25,313	20,453	19,965

Estimated interest component of rental expense	1,147	1,147	2,002	1,827	1,902
Interest expense	11,511	11,683	15,821	13,840	14,326
Capitalized interest	397	351	242	1,596	156

Total fixed charges (b)	$13,055	$13,181	$18,065	$17,263	$16,384

Ratio of Earnings to Fixed Charges (a)/(b)	3.36x	3.97x	3.68x	3.34x	3.74x

(a)(b)—Cross-reference on page.

(1)	Earnings used in computing the ratio of earnings to fixed charges consist of net earnings before income taxes and patronage dividends, plus amortization of capitalized interest and fixed charges, less capitalized interest.

(2)	Fixed charges consist of the sum of the portion of rental expense that is representative of the interest factor, interest expense (including amortization of deferred financing costs) and capitalized interest.